As filed with the Securities and Exchange Commission on July 14, 2003.	Registration Statement No. 333-______

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________

FORM F-7
REGISTRATION STATEMENT
under
THE SECURITIES ACT OF 1933

_________________

SIRIT Inc.
(Exact name of Registrant as specified in its charter)

Yukon, Canada (Province or other jurisdiction of incorporation or organization)	3669 (Primary Standard Industrial Classification Code Number (if applicable))	650275875 (I.R.S. Employer Identification Number (if applicable))

650 West Georgia Street, Suite 2450
Vancouver, BC V6B 4N7
(604) 682-3030
(Address and telephone number of Registrant’s principal executive offices)

Evergreen Corporate Services, Inc.
33713 — 9th Avenue South
Federal Way, WA 98003-6762
(253) 874-2949
(Name, address, including zip code, and telephone number, including area code of agent for service in the United States)

_________________

Copies to:

Randal R. Jones Christopher Doerksen Dorsey & Whitney LLP 1420 Fifth Avenue, Suite 3400 Seattle, Washington 98101 (206) 903-8800	Jennifer Traub Cassels Brock & Blackwell LLP 40 King Street West, Suite 2100 Toronto, ON M5H 3C2 (416) 860-6526

Approximate date of commencement of proposed sale of the securities to the public: July 17, 2003

This Registration Statement and any amendment thereto shall become effective upon filing with the Commission in accordance with Rule 467(a).

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures check the following box.

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be Registered(3)	Proposed maximum offering price per common share(1)(2)	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee(2)(3)

Common Shares	11,380,312	U.S.$0.1144	U.S.$1,301,907.60	U.S.$105.33

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to General Instructions II.F.
(2)

The fee has been calculated pursuant to the instructions for Form F-7 based upon the price at which the rights may be exercised, Cdn.$0.1575 per share, divided by the noon buying rate in New York City on July 11, 2003 for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, which was U.S.$0.7266 per Cdn.$1.00.

(3)

If, as a result of stock splits, stock dividends or similar transactions, the number of securities purported to be registered on this registration statement changes, the provisions of Rule 416 shall apply to this registration statement.

PART I

INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

SIRIT INC.

OFFERING OF RIGHTS TO SUBSCRIBE FOR COMMON SHARES
(mailed to U.S. residents only)

        This offering is made by a Canadian issuer, SIRIT Inc. (the “Registrant”), that is permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare this rights offering circular in accordance with the disclosure requirements of its home country. Prospective investors should be aware that such requirements are different from those of the United States.

        Prospective investors should be aware that the acquisition of the securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein.

        The enforcement by investors of civil liabilities under the federal securities laws may be affected adversely by the fact that the Registrant is continued under the laws of the Yukon, Canada, that some or all of its directors and officers may be resident outside the United States and that all or a substantial portion of the assets of the Registrant and said persons may be located outside the United States.

        The form of rights certificate has been filed with the Securities and Exchange Commission as a part of the Registration Statement on Form F-7 of which this rights offering circular is a part.

        THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

        Neither the fact that a registration statement or an application for a license has been filed under New Hampshire Revised Statutes Annotated Chapter 421-B (“RSA 421-B”) with the State of New Hampshire nor the fact that a security is effectively registered or a person is licensed in the State of New Hampshire constitutes a finding by the Secretary of State that any document filed under RSA 421-B is true, complete, and not misleading. Neither any such fact nor the fact that an exemption or exception is available for a security or a transaction means that the Secretary of State has passed in any way upon the merits or qualifications of, or recommended or given approval to, any person, security, or transaction. It is unlawful to make, or cause to be made, to any prospective purchaser, customer, or client any representation inconsistent with the provisions of this paragraph.

PLEASE READ THIS MATERIAL CAREFULLY AS YOU ARE REQUIRED TO MAKE A DECISION PRIOR TO 4:00 P.M. (VANCOUVER TIME) ON AUGUST 7, 2003.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This rights offering circular constitutes a public offering of these securities in all provinces and territories of Canada, in those states in the United States where an exemption from the applicable state securities laws is immediately available and in such other jurisdictions outside of Canada and the United States where it is not unlawful to do so. This offering is not, and under no circumstances is it to be construed as, an offering of any securities for sale in any other jurisdiction or to any resident of any other jurisdiction or a solicitation in any other jurisdiction of any offer to buy any securities of SIRIT Inc.

Rights Offering	July 3, 2003

SIRIT INC.
650 West Georgia Street, Suite 2450
Vancouver, BC V6B 4N7

OFFER OF RIGHTS TO SUBSCRIBE FOR 11,380,312 COMMON SHARES

TO THE HOLDERS OF COMMON SHARES OF SIRIT INC.

SIRIT Inc. (“SIRIT” or the “Company”) is issuing to holders of the outstanding common shares of the Company (the “Common Shares”) of record at the close of business on July 15, 2003 (the “Record Date”) rights (“Rights”) evidenced by transferable rights certificates (“Rights Certificates”) to subscribe for common shares (“Common Shares”) in the capital of the Company, before 4:00 p.m. (Vancouver time) (the “Expiry Time”) on August 7, 2003 (the “Expiry Date”) on the terms set forth herein (the “Offering”). Each holder of Common Shares as of the Record Date will receive one Right for each Common Share held. Four Rights plus $0.1575 (the “Subscription Price”) will entitle the holder thereof to subscribe for one Common Share (the “Basic Subscription Privilege”). Fractional Common Shares will not be issued under the Offering. Consequently, holders of Rights with an insufficient number of Rights to subscribe for one Common Share may sell such Rights on the Toronto Stock Exchange (the “TSX”), otherwise such Rights will expire unexercised at the Expiry Time. See “Details of the Rights and the Common Shares.”

The Rights will be listed on the TSX until 12:00 noon (Toronto time) on the Expiry Date. The TSX has listed the Common Shares issuable on the exercise of the Rights.

The following information is a summary only and is qualified in its entirety by the more detailed information appearing elsewhere in this rights offering circular.

MAXIMUM NUMBER OF RIGHTS:	A maximum of 45,521,249 Rights.

RECORD DATE:	July 15, 2003.

TIME AND DATE OF EXPIRY OF RIGHTS:	Rights not exercised prior to the Expiry Time will be void and of no value.

SUBSCRIPTION PRICE:	$0.1575 per Common Share.

BASIC SUBSCRIPTION PRIVILEGE:	Subject to the terms hereof, each holder of record of Common Shares at the close of business on the Record Date is entitled to receive one Right for each Common Share held. Four Rights will entitle the holder to subscribe for one Common Share at the Subscription Price. See "Details of the Rights and the Common Shares - Rights - Basic Subscription Privilege".

– ii –

ADDITIONAL SUBSCRIPTION PRIVILEGE:	Each holder of a Rights Certificate who exercises all of the Rights evidenced by such certificate may subscribe for additional Common Shares, if any, available as a result of Common Shares offered hereunder that have not been subscribed and paid for at the Expiry Time. See "Details of the Rights and the Common Shares - Rights - Additional Subscription Privilege".

MAXIMUM NUMBER OF COMMON SHARES ISSUABLE:	A maximum of 11,380,312 Common Shares will be issued upon exercise of the Rights.

MAXIMUM GROSS PROCEEDS:	$1,792,399.14.

USE OF PROCEEDS:	The estimated net proceeds of the Offering, assuming full exercise of the Rights and after deducting expenses of the Offering estimated at $30,000, will be $1,762,399.14. The net proceeds of the Offering will be used to repay all amounts advanced by Evansville, Ltd. ("Evansville") under the bridge loan facility. Any remaining proceeds will be used to fund the Company's continued growth. See "Business of the Company - Bridge Loan Facility" for further details regarding the bridge loan facility.

ESTIMATED EXPENSES:	$30,000.

STANDBY COMMITMENT:	Evansville has agreed to subscribe for Common Shares upon exercise of Rights for an aggregate subscription price of not more than $2.5 million. Evansville has not and will not receive any fee or any other consideration for providing this commitment. See "Standby Commitment". However, Evansville will receive compensation for other financial assistance provided to the Company. See "Business of the Company - Bridge Loan Facility".

MINIMUM OFFERING:	The Offering is not conditional on receiving minimum proceeds.

LISTING:	The Rights will be listed on the TSX until 12:00 noon (Toronto time) on the Expiry Date. The TSX has listed the Common Shares issuable on the exercise of the Rights.

SUBSCRIPTION AGENT:	Pacific Corporate Trust Company 625 Howe Street, 10th Floor Vancouver, BC V6C 3B8

The Rights expire at the Expiry Time on the Expiry Date. A Rights Certificate evidencing the total number of Rights to which a holder of Common Shares is entitled has been sent with this rights offering circular to each holder of Common Shares of record as of the Record Date with an address of record in any of the provinces or territories of Canada, in those states in the United States where an exemption from the applicable state securities laws is immediately available or in such other jurisdictions outside of Canada and the United States where it is not unlawful to do so (the “Qualifying Jurisdictions”) provided that residents of such jurisdictions provide evidence satisfactory to the Company that it is not unlawful for them to participate in the Offering. To subscribe for Common Shares, a completed Rights Certificate and payment in full of the Subscription Price must be received by Pacific Corporate Trust Company prior to the Expiry Time. Rights not exercised prior to the Expiry Time will be void and of no value. See “Details of the Rights and the Common Shares – Rights – Basic Subscription Privilege”.

– iii –

A holder of Rights who subscribes for all of the Common Shares to which the holder is entitled to subscribe for under the Basic Subscription Privilege is entitled to subscribe for additional Common Shares (the “Additional Common Shares”) at a price of $0.1575 per Common Share pursuant to the Additional Subscription Privilege described in this rights offering circular. See “Details of the Rights and the Common Shares – Rights – Additional Subscription Privilege”.

The Rights issued hereunder are only qualified for distribution in the Qualifying Jurisdictions. Accordingly, Rights Certificates will not be sent to holders of Common Shares with addresses of record in any jurisdiction other than the Qualifying Jurisdictions. Rights which these holders of Common Shares would otherwise be entitled to receive will be held by the Subscription Agent who will, prior to the Expiry Time, attempt to sell such Rights on the open market, on a best efforts basis, and the net proceeds thereof, if any, will be forwarded to such holder of Common Shares. See “Details of the Rights and the Common Shares – Rights – Ineligible Shareholders”.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this rights offering circular under “Business of the Company” in addition to certain statements contained elsewhere in this document are “forward-looking statements” and are prospective. Such forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements.

CURRENCY

Unless otherwise indicated, all references herein are to Canadian dollars.

– iv –

TABLE OF CONTENTS

BUSINESS OF THE COMPANY	1
DETAILS OF THE RIGHTS AND THE COMMON SHARES RIGHT	2
Basic Subscription Privilege	2
Additional Subscription Privilege	3
U.S. Shareholders Resident in Qualified States	3
Ineligible Shareholders	3
COMMON SHARES	4
REGISTRATION AND DELIVERY OF CERTIFICATES EVIDENCING COMMON SHARES	4
SUBSCRIPTION AGENT AND TRANSFER AGENT	5
HOW TO EXERCISE THE RIGHTS	5
General	5
Unexercised Rights	5
Signatures	5
To Subscribe for Common Shares - Form 1	6
To Subscribe for Additional Common Shares - Form 2	6
To Sell or Transfer Rights - Form 3	7
To Divide or Combine a Rights Certificate - Form 4	7
Purchase and Sale of Rights	7
Expiry of Rights	8
STANDBY COMMITMENT	8
MANAGING OR SOLICITING DEALER	8
INTENTION OF INSIDERS TO EXERCISE RIGHTS	8
OWNERSHIP OF SECURITIES OF THE COMPANY	8
USE OF PROCEEDS	9
STATEMENT AS TO RESALE RESTRICTIONS	9
STATUTORY RIGHTS OF ACTION	10
WEBSITE	10

BUSINESS OF THE COMPANY

Corporate Overview

        The Company was incorporated in the Province of British Columbia, Canada, pursuant to the Company Act (British Columbia) on January 15, 1987 by registration of its memorandum and articles with the name Jordex Resources Inc. On July 27, 1998, the Company was continued into the Yukon under the Business Corporations Act (Yukon). On September 15, 1998, the Company was registered as an extra-provincial company under the Company Act (British Columbia).

        On March 10, 2000, pursuant to Articles of Amendment, the name of the Company was changed from Jordex Resources Inc. to iTech Capital Corp to better reflect its current form of business. On May 5, 2003, pursuant to Articles of Amendment, the name of the Company was changed from iTech Capital Corp. to SIRIT Inc. to once again better reflect its current form of business.

        The registered and head office of the Company is located at Suite 2450, 650 West Georgia Street, Vancouver, British Columbia, Canada, V6B 4N7.

Corporate Structure

        The following chart depicts the corporate structure of the Company together with the jurisdiction of incorporation of each of the Company’s wholly owned subsidiaries.

        As used in this rights offering circular, except as otherwise required by the context, reference to the “Company” or “SIRIT” means SIRIT Inc. and its subsidiaries set out in the chart above.

General Business

        The Company was a business development company from 1999 until it acquired SIRIT Technologies, Inc. (“SIRIT Technologies”) effective November 1, 2002 from which time the primary business of the Company has been the business of SIRIT Technologies. The Company and its subsidiaries operate in the technology sector in the radio frequency identification (“RFID”) business segment and the portfolio investments business segment.

        The Company, through its wholly-owned subsidiary SIRIT Technologies, designs, develops, manufactures and sells RFID technology. Targeted at a diverse set of markets, RFID technology has become a core technology for applications, including, electronic toll collection, access control, cashless payment systems, product identification, supply chain management applications, including logistics, warehousing and manufacturing and asset management.

Recent Developments

Acquisition of SIRIT Technologies, Inc.

        Effective November 1, 2002, the Company acquired all of the issued and outstanding shares of SIRIT Technologies by way of an amalgamation of SIRIT Technologies and a wholly-owned subsidiary of the Company such that SIRIT Technologies is now a wholly-owned subsidiary of the Company.

Sale of Enviromation Technologies, Inc.

        In May 2003, the Company sold all of the outstanding shares in its wholly-owned subsidiary Enviromation Technologies, Inc. representing the first step in the execution of a strategy to sell the Company’s portfolio investments. The effect of this sale was to free up management and focus its attention on growing the business of SIRIT Technologies.

Bridge Loan Facility

        On June 13, 2003, the Company entered into a $2.5 million bridge loan facility (the “Bridge Loan Facility”) with Evansville, Ltd. (“Evansville”). Monies drawn down by the Company under the Bridge Loan Facility bear interest at a rate of 8% per annum, are required to be repaid by the Company no later than June 13, 2004 and are secured by a pledge of the shares of SIRIT Technologies, the Company’s wholly-owned operating subsidiary, and a security interest in the indebtedness of SIRIT Technologies to the Company. As at July 3, 2003, the Company had drawn down and borrowed $1 million from Evansville under the Bridge Loan Facility. The Bridge Loan Facility will no longer be available to the Company following the completion of the Offering. In consideration for providing the Bridge Loan Facility, the Company paid a fee of $150,000 to Evansville. A further fee of $100,000 is payable to Evansville if the Offering is not completed by June 13, 2004.

        Evansville currently owns 2,795,500 Common Shares, representing approximately 6.14% of the issued and outstanding Common Shares. Evansville has agreed to enter into a standby commitment in connection with the Offering. See “Standby Commitment”.

Potential Private Placement

        Evansville has agreed to purchase Common Shares from the Company on a private placement basis at a price per share equivalent to the Subscription Price, subject to regulatory approval, (the “Private Placement”) such that the Company receives aggregate gross proceeds of at least $2.5 million from the Offering and the Private Placement.

DETAILS OF THE RIGHTS AND THE COMMON SHARES

RIGHTS

Basic Subscription Privilege

        A Rights Certificate evidencing the number of Rights to which a holder of Common Shares is entitled is being mailed with a copy of this rights offering circular to each holder of Common Shares as at the Record Date resident in a Qualifying Jurisdiction. Each holder of Common Shares as of the Record Date will receive one Right for each Common Share held and four Rights plus the Subscription Price will entitle the holder thereof to subscribe for one Common Share (the “Basic Subscription Privilege”). Fractional Common Shares will not be issued under the Offering. Consequently, holders of Rights with an insufficient number of Rights to subscribe for one Common Share may sell such Rights on the TSX, otherwise such Rights will expire unexercised at the Expiry Time. Subscriptions will not be accepted from beneficial shareholders (“Ineligible Shareholders”) who are resident in any jurisdiction other than the Qualifying Jurisdictions, subject to certain exceptions described below. See “Ineligible Shareholders” below.

Additional Subscription Privilege

        A holder of a Rights Certificate who subscribes, pursuant to the Basic Subscription Privilege, for all of the Common Shares to which a Rights Certificate entitles such holder may subscribe for additional Common Shares at the Subscription Price (the “Additional Subscription Privilege”). The Common Shares available for such purpose shall be those Common Shares offered hereunder that have not been subscribed and paid for at the Expiry Time (the “Additional Common Shares”). Where there are a sufficient number of Additional Common Shares to satisfy all additional subscriptions under the Additional Subscription Privilege, each holder who has validly subscribed for Additional Common Shares will be allotted the number of Additional Common Shares for which such holder has subscribed. If there is an insufficient number of Common Shares available to satisfy the subscriptions for Additional Common Shares, each holder who has validly subscribed for Additional Common Shares will be allocated Additional Common Shares in the manner described under “How to Exercise the Rights – To Apply for Additional Common Shares – Form 2".

        A Right does not entitle the holder thereof to any rights whatsoever as a security holder of the Company, other than the right to subscribe for and purchase Common Shares on the terms and conditions of the Rights described herein.

U.S. Shareholders Resident in Qualified States

        The Offering of Rights and Common Shares issuable on exercise thereof, to or for the account of residents of the United States is subject to various provisions of the United States securities laws, and is being made only to holders of Common Shares as of the Record Date who are residents of Alabama, Alaska, Connecticut, Colorado, Delaware, District of Columbia, Florida, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virginia, Washington, West Virginia and Wyoming (the “Qualified States”). The Common Shares issuable to such persons upon exercise of Rights will be registered on Form F-7 under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and such Common Shares will not be subject to transfer restrictions under the U.S. Securities Act. However, the Rights issued to such persons may be transferred by such persons only in transactions outside the United States in accordance with Regulation S under the U.S. Securities Act. This will permit the resale of the Rights by such persons through the facilities of the TSX, provided that the offer is not made to a person in the United States, neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, and no directed selling efforts, as such term is defined in Regulation S, are conducted in the United States in connection with such resale. Certain additional conditions are applicable to “affiliates” of the Company, as such term is defined under the U.S. Securities Act. In order to enforce this resale restriction, Rights Certificates issued to persons within the Qualified States will bear a legend setting forth these restrictions. In order to transfer such Rights Certificates, holders thereof will be required to execute a declaration certifying that such sale is being made outside the United States in accordance with Regulation S.

Ineligible Shareholders

        The Rights issued hereunder are only qualified for distribution in the Qualifying Jurisdictions and the Rights may not be exercised by or on behalf of Ineligible Shareholders. Accordingly, Rights Certificates will not be sent to holders of record of Common Shares with addresses of record in any jurisdiction other than the Qualifying Jurisdictions. Instead, Ineligible Shareholders will be sent a letter advising them that their Rights Certificates will be issued to and held by the Subscription Agent (as defined herein), who will hold such Rights as agent for the benefit of all Ineligible Shareholders. The Subscription Agent will, prior to the Expiry Time, attempt to sell such Rights on the open market, on a best efforts basis. The Subscription Agent’s ability to sell such Rights, and the price obtained therefor, will be dependent on market conditions. The Subscription Agent shall not be subject to any liability for failure to sell any Rights of Ineligible Shareholders at a particular price, or at all. The net proceeds, if any, received by the Subscription Agent from the sale of such Rights will be divided among the Ineligible Shareholders pro rata according to the number of Common Shares held by them on the Record Date. The Subscription Agent will mail cheques thereof in an amount equal to the proceeds of such sale (net of reasonable expenses and any amount withheld in respect of Canadian taxes) to Ineligible Shareholders at their addresses appearing on the records of the Company on the Record Date as soon as possible after the Expiry Date; provided that the Subscription Agent will not be required to make any such payment to any Ineligible Shareholder in the event that the amount owing to such holder is less than $10.00. Such amount will be used by the Company to offset a portion of the remuneration of the Subscription Agent for its services. There is a risk that the proceeds received from the sale of the Rights will not exceed the brokerage commission, if any, incurred by the Subscription Agent, and charges of the Subscription Agent in respect of the sale of such Rights. In that event, no proceeds will be credited to the Ineligible Shareholders.

        In certain instances, Rights Certificates may, in the discretion of the Company, be sent to a limited number of qualified holders of Common Shares resident in a jurisdiction outside of Canada or the United States where it is not unlawful to do so. As a condition to receiving any Rights Certificates, such holders may be required to provide evidence satisfactory to the Company that it is not unlawful for them to participate in the Offering.

        A registered holder of Common Shares whose address appears on the records of the Company as other than in the Qualifying Jurisdictions, but who holds Rights on behalf of a holder who is eligible to participate in the Offering, must notify the Subscription Agent, in writing, on or before the seventh day prior to the Expiry Date that the beneficial holder, on behalf of whom such Common Shares are held, wishes to participate in the Offering. In such a case, the registered holder of Common Shares giving notification must provide evidence, satisfactory to the Subscription Agent and the Company, as to the eligibility of the beneficial holder. Otherwise, the Subscription Agent will sell the Rights held on such beneficial holder’s behalf as described above. Accordingly, the Subscription Agent will not commence to attempt to sell Rights of Ineligible Shareholders until after the seventh day prior to the Expiry Date.

        Neither the Company nor the Subscription Agent will accept subscriptions from any holder of Rights who is, or who the Company or the Subscription Agent has reason to believe is, a resident of a jurisdiction in which the issue of Common Shares pursuant to the exercise of Rights would be in violation of applicable securities laws. The Company will not issue Common Shares to such a holder unless such holder is able to satisfy the Company that the receipt by such holder of the Rights and the issuance of Common Shares pursuant to the exercise of the Rights will not be in violation of the laws of the jurisdiction of residence of such holder.

COMMON SHARES

        The Company is authorized to issue an unlimited number of Common Shares, of which, as at the date hereof and prior to the closing of the Offering, 45,521,249 Common Shares are issued and outstanding as fully paid and non-assessable.

        The holders of Common Shares are entitled to one vote per share held at meetings of the holders of Common Shares, to dividends if, as and when declared by the directors and, upon liquidation, dissolution or winding-up of the Company, to receive on a pro rata basis all the assets of the Company remaining after payment of all the Company’s liabilities, subject to the preferential rights of any class of shares ranking prior to the Common Shares.

REGISTRATION AND DELIVERY OF CERTIFICATES EVIDENCING COMMON SHARES

        Certificates evidencing Common Shares acquired through the exercise of Rights, including Common Shares obtained through the exercise of the Additional Subscription Privilege, will be dated as of the Expiry Date and will be registered in the name of the person to whom the Rights Certificate was issued or such holder’s transferee, if any, as indicated on the Rights Certificate. Certificates evidencing such Common Shares will be mailed to the address specified on the Rights Certificate as soon as practicable after the Expiry Date to such persons who have exercised their Rights.

SUBSCRIPTION AGENT AND TRANSFER AGENT

        Pacific Corporate Trust Company (the “Subscription Agent’) has been appointed as the subscription agent to receive subscriptions and payments from holders of Rights and to perform the services relating to the exercise and transfer of the Rights and provide details of such arrangements. Subscriptions and payments from holders of Rights under the Offering can be sent by mail or courier to the office of the Subscription Agent (the “Subscription Office”) at:

Pacific Corporate Trust Company 625 Howe Street, 10th Floor Vancouver, BC V6C 3B8 Attention: Sandy Hunter E-Mail: shunter@pctc.com – or –

c/o Pacific Corporate Services Ltd. 66 Wellington Street West, 52nd Floor Toronto-Dominion Centre Toronto, ON M5K 1J3 Attention: Susy Monteiro

The Company will pay the fees and expenses of the Subscription Agent in respect of such services.

        The registrar and transfer agent for the Common Shares is Pacific Corporate Trust Company at its offices in Vancouver, British Columbia.

HOW TO EXERCISE THE RIGHTS

General

        By completing the appropriate form on the Rights Certificate in accordance with the instructions outlined below and on the Rights Certificate, a holder may:

(a)	subscribe for Common Shares under the Basic Subscription Privilege (Form 1);

(b)	subscribe for Additional Common Shares under the Additional Subscription Privilege (Form 2);

(c)	sell or transfer Rights (Form 3); and/or

(d)	divide or combine a Rights Certificate (Form 4).

Unexercised Rights

        A holder of a Rights Certificate who completes Form 1 so as to exercise some, but not all, of the Rights evidenced by such Rights Certificate will be deemed to have elected not to exercise the balance of the Rights, and may not participate in the Additional Subscription Privilege unless the holder elects to divide the Rights Certificate by completing Form 4. See “To Divide or Combine a Rights Certificate – Form 4” below.

Signatures

        When one or more of the forms on the Rights Certificate is signed by the original holder, the signature must correspond exactly with the name of the holder shown on the face of the Rights Certificate. If a form is signed by a trustee, executor, administrator or officer of a company or any person acting in a fiduciary or representative capacity, the Rights Certificate must be accompanied by evidence of authority to so sign satisfactory to the Subscription Agent.

To Subscribe for Common Shares – Form 1

        Four Rights and the Subscription Price are required to subscribe for one Common Share under the Basic Subscription Privilege. The holder of a Rights Certificate may subscribe for all or any lesser number of Common Shares to which the Rights Certificate entitles such holder by completing and executing Form 1 on the face of the Rights Certificate and delivering the Rights Certificate so completed and executed together with the Subscription Price for such Common Shares to the Subscription Agent at the Subscription Office. The Subscription Price is payable in Canadian funds by certified cheque, bank draft or money order payable to the order of “Pacific Corporate Trust Company.” All payments, together with Form 1 duly completed on the Rights Certificate, must be received by the Subscription Agent at the Subscription Office before the Expiry Time on the Expiry Date. The method of delivery of a subscription is at each holder’s discretion and risk. Delivery to the Subscription Agent will only be effective when the subscription is actually received by the Subscription Agent at the Subscription Office. If mail is used for delivery of a subscription, sufficient time must be allowed to avoid late delivery, and registered mail is suggested.

        Completion of Form 1 constitutes a representation that the holder of a Rights Certificate is not an Ineligible Shareholder, or the agent of any such person, and that the holder was a registered or beneficial owner of Common Shares on the Record Date.

To Subscribe for Additional Common Shares – Form 2

        A holder of a Rights Certificate who subscribes, pursuant to the Basic Subscription Privilege, for all of the Common Shares to which a Rights Certificate entitles such holder may subscribe for Additional Common Shares at the Subscription Price by completing and executing Form 2 on the face of the Rights Certificate and delivering the Rights Certificate so completed and executed together with the Subscription Price for such Additional Common Shares to the Subscription Agent. If there should be an insufficient number of Common Shares available to satisfy the subscriptions for Additional Common Shares, the number of Common Shares, if any, available to a subscriber for Additional Common Shares will be equal to the lesser of:

(a)	the number of Common Shares which the subscriber has subscribed for under the Additional Subscription Privilege; and

(b)

the number (disregarding fractions) obtained by multiplying the aggregate number of Additional Common Shares that may be acquired upon exercise of the Rights issued that were not exercised under the Basic Subscription Privilege by a fraction, the numerator of which is the number of Common Shares subscribed for by such holder under the Basic Subscription Privilege and the denominator of which is the aggregate number of Common Shares exercised under the Basic Subscription Privilege by all participants in the Additional Subscription Privilege.

        If any holder of Rights has subscribed for fewer Additional Common Shares than such holder’s pro rata allotment of Additional Common Shares, the excess Additional Common Shares will be allocated in the manner set out in (b) above among the holders who were allotted fewer Additional Common Shares than they subscribed for.

        To subscribe for Additional Common Shares pursuant to the Additional Subscription Privilege, a holder of Rights must complete and execute a Form 2, as well as a Form 1, on the face of the Rights Certificate and deliver the Rights Certificate so completed and executed together with the Subscription Price for such Additional Common Shares to the Subscription Agent at the Subscription Office. The Subscription Price is payable in Canadian funds by certified cheque, bank draft or money order payable to the order of “Pacific Corporate Trust Company.” All payments, together with Form 1 and 2 duly completed on the Rights Certificate, must be received by the Subscription Agent at the Subscription Office before the Expiry Time on the Expiry Date. Subscribers for Additional Common Shares will be notified as soon as practicable after the Expiry Time of the number of

Additional Common Shares, if any, allotted to them. Any excess subscription monies will be returned by mail without interest thereof within 30 days of the Expiry Date.

To Sell or Transfer Rights – Form 3

        Rights Certificates are in registered form. A holder of Rights may, rather than exercising such holder’s Rights to subscribe for Common Shares, sell or transfer such Rights personally or through the usual investment channels (such as stock brokers or investment dealers qualified to do business in the particular Qualifying Jurisdiction) by completing and executing Form 3 on the face of the Rights Certificate and delivering the Rights Certificate so completed and executed to a purchaser (the “Transferee”). The Transferee may exercise all of the Rights of the transferring holder without obtaining a new Rights Certificate. If a Rights Certificate is transferred in blank, the Company and the Subscription Agent may thereafter treat the bearer as the absolute owner of such Rights Certificate for all purposes and neither the Company nor the Subscription Agent shall be affected by any notice to the contrary.

        The signature on Form 3 of any transferring Rights holder must be guaranteed by an Eligible Institution or otherwise to the satisfaction of the Subscription Agent. An “Eligible Institution” means a Canadian Schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP). Members of these programs are usually members of recognized stock exchanges in Canada and the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States. The signature of the Transferee on any one or more of the forms on the Rights Certificate must correspond exactly with the name of the Transferee shown on Form 3.

        Certain restrictions apply to the ability of U.S. shareholders resident in Qualified States to transfer their Rights. See “U.S. Shareholders Resident in Qualified States.”

To Divide or Combine a Rights Certificate – Form 4

        A Rights Certificate may be divided or combined by completing and executing Form 4 on the face of the Rights Certificate and delivering the Rights Certificate so completed and executed to the Subscription Agent at the Subscription Office. The Subscription Agent will then issue new Rights Certificates in any denominations (totalling the same number of Rights as are evidenced by the Rights Certificate being divided or combined) as are requested by the holder, but no Rights Certificate representing fewer than four Rights will be issued. Rights Certificates must be surrendered for division or combination prior to 4:00 p.m. (Vancouver time) on August 7, 2003 to permit the new Rights Certificates to be issued to and used by the holder.

        A bank, trust company, investment dealer or broker holding Common Shares on the Record Date for more than one beneficial owner may, upon providing satisfactory evidence to the Subscription Agent of the ownership of those Common Shares, divide and transfer the Rights Certificate issued to it, by duly completing and executing Form 4 on the face of the Rights Certificate on the same basis as if the beneficial owners were registered on the Record Date.

Purchase and Sale of Rights

        The Rights will be listed on the TSX until 12:00 noon (Toronto time) on the Expiry Date. The Rights evidenced by Rights Certificates may be transferred to others by delivery of such Rights Certificates, provided that the transfer form (Form 3) on the face of the Rights Certificate has been duly completed and executed by the registered holder. See “To Sell or Transfer Rights – Form 3” above. Rights may be bought or sold through the usual investment channels, such as brokers and investment dealers.

        Payment of any service charge, commission or other fee payable in connection with the trading of Rights will be the responsibility of the holders of the Rights.

Expiry of Rights

        The Rights will expire at the Expiry Time on the Expiry Date. Rights not exercised prior to the Expiry Time will be void and of no value.

STANDBY COMMITMENT

        The Company entered into a standby purchase agreement effective July 3, 2003 (the “Standby Purchase Agreement”) with Evansville whereby Evansville agreed to subscribe for Common Shares upon exercise of Rights (the “Standby Commitment”) so as to ensure that all of the Common Shares offered pursuant to the Offering are subscribed for and purchased (up to a maximum amount of $2.5 million), all at the Subscription Price. In this regard, all amounts outstanding under the Bridge Loan Facility at the time of closing of the Offering will be applied towards the purchase of Common Shares by Evansville. Evansville has not and will not receive any consideration for the Standby Commitment.

        The obligations of Evansville under the Standby Purchase Agreement may be terminated prior to the Expiry Time if: (a) any inquiry, investigation (whether formal or informal) or other proceeding is commenced in relation to the Company or any of its subsidiaries or any of the directors or officers of the Company, or any order is issued under or pursuant to applicable laws or there is any change of law or the interpretation or administration thereof which suspends or ceases trading in the Rights or Common Shares or which operates to prevent or restrict the lawful distribution of the Rights or the issuance of Common Shares upon the exercise of the Rights; (b) any material change (actual, anticipated or threatened) occurs in the business, affairs, operations, assets, liabilities (contingent or otherwise) of the Company and its subsidiaries, taken as a whole; (c) the Company breaches, defaults under or fails to comply with any material provision of the Standby Purchase Agreement; (d) there should develop, occur or come into effect or existence any event, action, state, condition or financial occurrence or catastrophe of national or international consequence or any law or regulation which, in the reasonable opinion of Evansville, seriously adversely affects or involves, or will seriously adversely affect or involve, the financial markets or the business, operations or affairs of the Company and its subsidiaries, taken as a whole; or (e) the Company fails to obtain the approval of the TSX for the listing of the Rights or the Common Shares to be issued upon the exercise of the Rights.

MANAGING OR SOLICITING DEALER

        There will be no managing or soliciting dealer in connection with the Offering and no fees of any kind will be paid for the solicitation of the exercise of Rights.

INTENTION OF INSIDERS TO EXERCISE RIGHTS

        To the knowledge of the directors and senior officers of the Company, directors, senior officers and other insiders of the Company will receive an aggregate of approximately 7,826,175 Rights pursuant to the Offering. After reasonable inquiries about the intentions of such insiders to exercise their Rights, the Company estimates that Rights are intended to be exercised, directly or indirectly, such that insiders will receive an aggregate of 368,869 Common Shares pursuant to the Offering. Insiders may also acquire Rights pursuant to the Additional Subscription Privilege, if available, and exercise such Rights.

OWNERSHIP OF SECURITIES OF THE COMPANY

        To the knowledge of the directors and senior officers of the Company, based on the number of issued and outstanding Common Shares as of the date of this rights offering circular and without giving effect to the Offering, the only persons or companies who beneficially own, directly or indirectly, or exercise control or direction over voting securities of the Company carrying more than 10% of the voting rights attached to the voting securities of the Company are as follows:

Name	Number of Common Shares	Percentage of Outstanding Common Shares

Griffiths McBurney & Partners	6,350,695	13.9%

USE OF PROCEEDS

        The estimated gross proceeds of the Offering, assuming full exercise of the Rights, will be $1,792,399.14. The estimated net proceeds of the Offering, assuming full exercise of the Rights and after deducting expenses of the Offering estimated at $30,000, will be $1,762,399.14. The net proceeds of the Offering will be used to repay all amounts advanced by Evansville under the Bridge Loan Facility. Any remaining proceeds will be used to fund the Company’s continued growth.

STATEMENT AS TO RESALE RESTRICTIONS

        Securities legislation restricts the ability of a holder to trade the Rights and the Common Shares issuable upon the exercise of such Rights (the Rights and the Common Shares collectively, the “Securities”), without certain conditions having been fulfilled or applicable prospectus requirements having being complied with. The following is a general summary of the restrictions governing the first trades in the Securities. Additional restrictions apply to “insiders” of the Company and holders of the Securities who are “control persons” or the equivalent or who are deemed to be part of what is commonly referred to as a “control block” in respect of the Company for purposes of securities legislation. Each holder is urged to consult his or her professional advisors to determine the exact conditions and restrictions applicable to trades of the Securities.

        Generally, the first trade in the Securities will be exempt from the prospectus requirements of securities legislation in the Qualifying Jurisdictions if:

(a)

the Company is and has been a “reporting issuer” in any one of the provinces of Alberta, British Columbia, Saskatchewan, Manitoba, Ontario, Québec or Nova Scotia for the four months immediately preceding the trade;

(b)	the trade is not a “control distribution” as defined in the applicable securities legislation;

(c)	no unusual effort is made to prepare the market or to create a demand for the Securities;

(d)	no extraordinary commission or other consideration is paid in respect of such trade; and

(e)	if the seller is an insider or officer of the Company, the seller has no reasonable grounds to believe that the Company is in default of applicable securities legislation.

        If such conditions have not been met, then the Securities may not be resold except pursuant to a prospectus or prospectus exemption, which may only be available in limited circumstances.

        The Company is and has been a reporting issuer for more than four months in each of the provinces of Ontario, Alberta, British Columbia and Québec and the Yukon Territory.

        The Securities have not been and will not be registered under any state securities laws, and may not be offered, sold or delivered within the United States or to, or for the account or benefit of, a person in the United States unless an exemption from such registration requirement is available. In addition, certain restrictions apply to the ability of U.S. shareholders resident in Qualified States to transfer their Rights. See "U.S. Shareholders Resident in Qualified States.”

        The foregoing is a summary only and is not intended to be exhaustive. Holders should consult with their advisors concerning restrictions on resale, and should not resell their Securities until they have determined that any such resale is in compliance with the requirements of applicable legislation.

STATUTORY RIGHTS OF ACTION

        Securities legislation in certain of the provinces of Canada provides security holders of the Company with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or notice that is required to be delivered to those security holders. However, such rights must be exercised within the prescribed time limits. Security holders should refer to the applicable provisions of the securities legislation of the province of residence for particulars of those rights, or consult with a lawyer.

WEBSITE

        Further information about the Company may be obtained form the SEDAR website at www.sedar.com.

PART II

INFORMATION NOT REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

EXHIBITS

Exhibit Number	Description of Document

1.	Specimen Rights Certificate

2.	Standby Purchase Agreement dated July 3, 2003 between SIRIT Inc. and Evansville, Ltd.

SIGNATURES

        Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-7 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, USA, on July 3, 2003.

SIRIT INC. (Registrant) By: /s/ William W. Staudt William W. Staudt President and Chief Executive Officer

POWERS OF ATTORNEY

        KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints William W. Staudt and John Fairchild, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all said attorneys-in-fact and agents of them or their substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Dated

/s/ William W. Staudt William W. Staudt	President, Chief Executive Officer and Director (principal executive officer and authorized U.S. representative)	July 3, 2003

/s/ John Fairchild John Fairchild	Vice President Finance, Chief Financial Officer and Corporate Secretary (principal financial and accounting officer)	July 3, 2003

/s/ Dale M. Flanagan Dale M. Flanagan	Director	July 3, 2003

/s/ George C. McKinnis George C. McKinnis	Director	July 3, 2003

/s/ Alan G. Quasha Alan G. Quasha	Director	July 3, 2003

/s/Cynthia Lewis Cynthia Lewis	Director	July 3, 2003

/s/ Patrick King Patrick King	Director	July 3, 2003

/s/ Basile Papazangelou Basile Papazangelou	Director	July 3, 2003

EXHIBIT INDEX

Exhibit Number	Description of Document

1.	Specimen Rights Certificate

2.	Standby Purchase Agreement dated July 3, 2003 between SIRIT Inc. and Evansville, Ltd.